GIBSON, DUNN & CRUTCHER LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

November 8, 2010

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F St, N.E.
Washington, D.C. 20549-3628

Re:      Cedar Fair, L.P. (Commission File No. 001-09444)
           Preliminary Proxy Statement Filed October 14/15, 2010, as Amended by Amendment No. 1 Thereto Filed November 3, 2010

Dear Ms. Duru:

As counsel for and on behalf of Q Funding III, L.P. and Q4 Funding, L.P. (collectively, "Q Investments"), with special counsel for Q Investments, Robin B. Perras of Kelly Hart & Hallman LLP, the following responds to the comment set forth in the Staff's comment letter dated November 8, 2010. In addition, we have repeated the Staff's comment in boldface type at the beginning of the response.

General

1.       We note your response to prior comment 3. Please revise the facing page of the Schedule 14A above the heading "Name of Person(s) Filing Proxy Statement, if other than the Registrant," to indicate that the Schedule 14A filing is being made by each of the participants. The Schedule 14A is codified as Rule 14a-101 for disclosure purposes and requires identification of all persons on the cover page of a proxy statement who are filing the proxy statement. Accordingly, all of the participants identified as such in the second paragraph under the heading "Certain Additional Information" should be included and identified as filing persons.

Response:

As requested, we will ensure that the facing page of the definitive Schedule 14A above the heading "Name of Person(s) Filing Proxy Statement, if other than the Registrant" will indicate that the Schedule 14A filing is being made by each of the participants in the solicitation.

Should you have any questions regarding the foregoing, please contact the undersigned at (202) 887-3646.

Sincerely,

/s/ Brian J. Lane
Brian J. Lane

cc:       Robin B. Perras, Kelly Hart & Hallman LLP